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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                          Socket Communications, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                 Common Stock/Warrants to Purchase Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                             833672 10 8/833572 11 6
           --------------------------------------------------------
                                 (CUSIP Number)

                    David Dunlap c/o Socket Communications,
                     37400 Central Court, Newark, CA 94560
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 7, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  5  Pages
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CUSIP No. 833672 10 8                 13D                 Page  2  of  5  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                                                   CHARLIE BASS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                                   WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                            / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                   UNITED STATES
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power          646,289*
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power          646,289*
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power          646,289*
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          646,289*
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   646,289*
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                    9.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                                    IN
-------------------------------------------------------------------------------

*Includes 11,989 shares issuable upon exercise of outstanding stock options within 60 days of November 7, 1997. Also includes (1) a right to acquire approximately 301,887 shares upon conversion of a promissory note issued to the Bass Trust, of which Mr. Bass is the Trustee, (2) a right to acquire 5,000 shares upon conversion of a Common Stock Warrant (CUSIP #833572 11 6) issued to the Bass Trust; (3)302,012 shares held by Bass Associates, of which Mr. Bass is the Sole Managing Partner, and (4) 25,401 shares held by Bass Trust.

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                                                          Page  3  of  5  Pages
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ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to Common Stock, par value $0.001 per share (the "Common Stock") and Warrants to Purchase Common Stock (the "Warrants"), of Socket Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 37400 Central Court, Newark, CA 94560.


ITEM 2.  IDENTITY AND BACKGROUND

     Set forth below is the following information for Mr. Bass as follows:
(a) name; (b) address of principal offices (if entity) or residence or business address (if individually); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws and (f) state of organization or citizenship.

a) Charlie Bass
b) 37400 Central Court, Newark, CA 94560
c) President and Chairman of the Board of Issuer, 37400 Central Court, Newark, CA 94560
d) No convictions in criminal proceedings
e) No civil or administrative proceedings
f) United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On November 7, 1997, the Bass Trust was issued a Subordinated Convertible Promissory Note in the amount of $100,000 convertible into approximately 188,679 shares of Common Stock of the Issuer. On June 12, 1997, the Bass Trust was issued a Subordinated Convertible Promissory Note which was subsequently amended on November 12, 1997. The Amended and Restated Convertible Promissory Note is in the amount of $60,000 and is convertible into approximately 113,208 shares of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Bass has no present plans or proposals that would result in any extraordinary transaction involving Issuer of the nature described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Schedule 13D, Mr. Bass beneficially owns 646,289 shares of Issuer's Common Stock, or approximately 9.0% of the issued and
outstanding shares of Issuer's Common Stock.   Of these 646,289 shares, an
aggregate of 318,876 are subject to a right to acquire Issuer's Common Stock.
Of these 318,876 shares, an aggregate of 5,000 shares are subject to Warrants to purchase Issuer's Common Stock. Mr. Bass beneficially owns approximately 1% of the issued and outstanding Warrants to purchase Common Stock.

     (b) Mr. Bass has sole power to vote and dispose of 641,289 shares of the Issuer's Common Stock and 5,000 shares of Issuer's Common Stock subject to warrants to purchase the Issuer's Common Stock.

     (c)  Inapplicable.

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                                                          Page  4  of  5  Pages
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     (d)  No person other than Mr. Bass has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his respective Shares.

     (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Inapplicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Inapplicable.


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                                                          Page  5  of  5  Pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: March 24, 1998

                                       /s/ Charlie Bass
                                       ----------------------------------------
                                       Charlie Bass